SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 3

                   Under the Securities Exchange Act of 1934

                         GOODY'S FAMILY CLOTHING, INC.
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                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   382588101
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                                 (CUSIP Number)

                                  Isaac Dabah
                                GMM Capital LLC
                                  c/o IID LLC
                          689 Fifth Avenue, 14th Floor
                               New York, NY 10022
                                 (212) 688-8288

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                October 27, 2005
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GMM Capital LLC
     I.R.S. Identification No.: 72-6232404
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a) [ ]
                                                                  (b) [X]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                           [ ]
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6.   Citizenship or Place of Organization

     Delaware
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Number of                             7.      Sole Voting Power
Shares
Beneficially                                  0
Owned by                              -----------------------------------------
Each                                  8.      Shared Voting Power
Reporting
Person with                                   14,520,370(1)
                                      -----------------------------------------
                                      9.      Sole Dispositive Power

                                              0
                                      -----------------------------------------
                                      10.     Shared Dispositive Power

                                              14,520,370(1)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,520,370(1)(2)
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)
                                                                       [X]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     42.8%
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14.  Type of Reporting Person (See Instructions)

     OO
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(1)  Represents the shares of Common Stock subject to the Support Agreement by and among GF Goods Inc., GF Acquisition Corp. and the Principal Shareholders (as defined in Item 4) as more fully described in Item 4.
(2) By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital LLC as more fully described in
     Item 4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item
     5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition, the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GMM Trust
     I.R.S. Identification No.: 72-6232404
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a) [ ]
                                                                  (b) [X]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                           [ ]
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6.   Citizenship or Place of Organization

     New Jersey
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Number of                             7.      Sole Voting Power
Shares
Beneficially                                  0
Owned by                              -----------------------------------------
Each                                  8.      Shared Voting Power
Reporting
Person with                                   14,520,370(1)
                                      -----------------------------------------
                                      9.      Sole Dispositive Power

                                              0
                                      -----------------------------------------
                                      10.     Shared Dispositive Power

                                              14,520,370(1)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,520,370(1)(2)
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                       [X]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     42.8%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
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(1)  Represents the shares of Common Stock subject to the Support Agreement by and among GF Goods Inc., GF Acquisition Corp. and the Principal Shareholders (as defined in Item 4) as more fully described in Item 4.
(2) By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital LLC as more fully described in
     Item 4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item
     5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition, the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GF Goods Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a) [ ]
                                                                  (b) [X]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     AF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                           [ ]
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6.   Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of                             7.      Sole Voting Power
Shares
Beneficially                                  0
Owned by                              -----------------------------------------
Each                                  8.      Shared Voting Power
Reporting
Person with                                   14,520,370(1)
                                      -----------------------------------------
                                      9.      Sole Dispositive Power

                                              0
                                      -----------------------------------------
                                      10.     Shared Dispositive Power

                                              14,520,370(1)
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,520,370(1)(2)
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                       [X]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     42.8%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
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(1)  Represents the shares of Common Stock subject to the Support Agreement by and among GF Goods Inc., GF Acquisition Corp. and the Principal Shareholders (as defined in Item 4) as more fully described in Item 4.
(2) By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital LLC as more fully described in
     Item 4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item
     5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition, the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GF Acquisition Corp.
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                           [ ]
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6.   Citizenship or Place of Organization

     Tennessee
-------------------------------------------------------------------------------
Number of                             7.      Sole Voting Power
Shares
Beneficially                                  0
Owned by                              -----------------------------------------
Each                                  8.      Shared Voting Power
Reporting
Person with                                   14,520,370(1)
                                      -----------------------------------------
                                      9.      Sole Dispositive Power

                                              0
                                      -----------------------------------------
                                      10.     Shared Dispositive Power

                                              14,520,370(1)
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,520,370(1)(2)
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                       [X]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     42.8%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------

(1) Represents the shares of Common Stock subject to the Support Agreement by and among GF Goods Inc., GF Acquisition Corp. and the Principal Shareholders (as defined in Item 4) as more fully described in Item 4.
(2) By virtue of the communications with Goody's Family Closing, Inc. by representatives of Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") and GMM Capital LLC as more fully described in
     Item 4, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman for purposes of Section 13(d) of the Securities Exchange Act of 1934 and may be deemed to beneficially own the 2,080,100 shares of Common Stock owned by Prentice as described in Item
     5. See Item 2 and Item 5 for more information. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. In addition, the above amounts do not include 26,039 shares of Common Stock owned by Sterling Macro Fund. See Item 5.

         This Amendment No. 3 to Schedule 13D (this "Amendment") relates to the Common Stock, no par value per share ("Common Stock"), of Goody's Family Clothing, Inc., a Tennessee corporation (the "Company"). This Amendment amends the initial statement on Schedule 13D, filed on October 6, 2005 (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D, filed on October 12, 2005 ("Amendment No. 1"), and Amendment No. 2 to Schedule 13D, filed on October 24, 2005 ("Amendment No. 2"), jointly on behalf of GMM Capital LLC ("GMM Capital"), a Delaware limited liability company and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement, Amendment No. 1 or Amendment No. 2, as applicable. As a result of transactions described in Item 4 below, GF Acquisition Corp., a Tennessee corporation ("GF Acquisition"), and GF Goods Inc., a Delaware corporation ("Parent"), have been added as reporting persons hereunder (GMM Capital, GMM Trust, GF Acquisition and Parent, each a "Reporting Person" and, collectively, the "Reporting Persons"). The Initial Statement, Amendment No. 1 and Amendment No. 2 are hereby amended as follows:

Item 2.  Identity and Background.

Item 2 is amended and restated in its entirety as follows:

         This Statement is being filed jointly on behalf of GMM Capital, GMM Trust, GF Acquisition and Parent. GMM Trust is the sole member of GMM Capital. GF Acquisition is a wholly-owned subsidiary of Parent. GMM Capital owns 50% of the common stock of Parent. Prentice Capital Management, LP, a Delaware limited partnership ("Prentice") also owns 50% of the common stock of Parent.

         The principal office of each of the Reporting Persons is located at c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022. The names, business addresses and present principal occupations or employment of (i) the trustees of GMM Trust, (ii) the directors and executive officers GMM Capital
(iii) the directors and executive officers of GF Acquisition and (iv) the directors and executive officers of Parent are set forth on the attached
Schedule I, which is incorporated herein by reference.

         The principal business of GMM Capital is to invest in and trade securities on behalf of the beneficiaries of GMM Trust. The principal business of GMM Trust is to invest in and trade securities on behalf of the beneficiaries of GMM Trust. Parent and GF Acquisition were formed by GMM Capital and Parent to enter into the transactions described in Item 4.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Except as noted on Schedule I, all (i) trustees of GMM Trust, (ii) directors and executive officers GMM Capital, (iii) directors and executive officers of GF Acquisition and (iv) directors and executive officers of Parent are citizens of the United States.

         By virtue of the communications with the Company by representatives of Prentice and GMM Capital, as more fully described in Item 4, and the joint ownership of Parent by GMM Capital and Prentice, GMM Capital may be deemed to be a member of a "group" with Prentice and Michael Zimmerman (the Managing Member of Prentice Management GP, LLC, the general partner of Prentice) for purposes of Section 13(d) of the Securities Exchange Act of 1934. Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act and the Reporting Persons may be deemed to beneficially own certain securities as set forth in
Item 5 of this Statement. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplementally amended as follows:

         The total amount of funds required to purchase all of the shares of Common Stock of the Company pursuant to the Merger (as defined in Item 4 below) and the Offer (as defined in Item 4 below) is estimated to be approximately $327 million. GMM Capital and Prentice are prepared to fund the full amount through debt and equity contributions to Parent. It is anticipated, however, that the source of funds for the Offer and the Merger will be a combination of equity contributions from GMM Capital and Prentice and other co-investors and loans from one or more banks or other institutional lenders. The exact form terms and conditions of any additional financing from banks or institutional lenders, to the extent available on commercially reasonable terms, has not been determined. GMM Capital and Prentice issued a Commitment Letter to Parent and GF Acquisition on October 23, 2005 guaranteeing a direct or indirect contribution to Parent in an amount in cash equal to the aggregate Offer Price (as defined in the Merger Agreement). A copy of the Commitment Letter is filed as Exhibit 9 and is incorporated herein by reference.

         Parent and GF Acquisition have also entered into the Support Agreement (as defined in Item 4 below) as a condition and inducement to Parent's and GF Acquisition's execution and delivery of the Merger Agreement (as defined in Item 4 below) and neither Parent nor GF Acquisition paid any additional consideration in connection with the execution and delivery of the Support Agreement.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by inserting the following paragraphs prior to the last paragraph thereof:

         On October 27, 2005, GF Acquisition and Parent entered into an Acquisition Agreement and Plan of Merger (the "Merger Agreement"), with the Company, pursuant to which GF Acquisition will make an offer to acquire all of the issued and outstanding shares of Common Stock of the Company for $9.60 per share (the "Offer Price"), upon the terms and conditions set forth in the Merger Agreement and Support Agreement (the "Offer"). The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Merger Agreement also provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Tennessee Business Corporation Act, GF Acquisition will be merged with and into Company (the "Merger"). Each share that remains outstanding shall then be converted into the right to receive the Offer Price. Additionally, each option to purchase shares of Common Stock shall be fully vested and will be cancelled in exchange for a cash payment equal to the product of (1) the excess of $9.60 over the exercise price per share of such option times (2) the number of shares of Common Stock issuable upon exercise of such option (such amount, the "Option Consideration"). Following the Merger, the Company will continue as the surviving corporation and become a wholly owned subsidiary of the Parent and the separate corporate existence of GF Acquisition will cease. A copy of the Merger Agreement is filed as Exhibit 10 and is incorporated herein by reference.

         The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares that represents at least a majority of the then outstanding shares of Common Stock of the Company on a fully diluted basis. The Merger Agreement further provides that upon purchase of and payment for any shares of Common Stock by Parent, GF Acquisition, or any of their affiliates pursuant to the Offer, Parent is entitled to designate a number of directors, rounded up to the next whole number of directors, as will give Parent, GF Acquisition or any of their affiliates representation on the board of directors of the Company equal to the product of (i) the total number of directors on the Company's board of directors multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent, GF Acquisition or any of their affiliates bears to the total number of shares of Common Stock then issued and outstanding. The Company will, upon request of Parent, use its best efforts to promptly either increase the size of the Company's board of directors or, if necessary, secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Parent's designees to be so elected or appointed at that time.

         Also on October 27, 2005, Parent and GF Acquisition entered into the Support Agreement (the "Support Agreement") with Robert M. Goodfriend, the Chairman and Chief Executive Officer of the Company, Wendy S. Goodfriend, Jeffrey A. Goodfriend, The Stacey Alyssa Goodfriend Subchapter S Trust, The Jeffrey Alan Goodfriend Subchapter S Trust and the Goodfriend Foundation (each a "Principal Shareholder" and collectively referred to herein as the "Principal Shareholders"). As of October 27, 2005, the Principal Shareholders owned an aggregate of 13,755,370 shares of Common Stock of the Company and held options to purchase an additional 849,000 shares, 765,000 of which will be subject to the terms and conditions of the Support Agreement and 84,000 of which will be terminated and not exercisable pursuant to the Support Agreement. Such shares of Common Stock held by the Principal Shareholder, including the exercisable options to purchase 765,000 shares held by such Principal Shareholders, represent approximately 42.8% of the outstanding shares of Common Stock of the Company.

         Pursuant to Section 3(c) of the Support Agreement, the Principal Shareholders have severally agreed to (a) within five business days after the commencement of the Offer, accept the Offer and validly tender all of the shares of the Principal Shareholders in accordance with the terms of the Offer (as defined in the Merger Agreement) and (b) validly tender all of their shares of Common Stock pursuant to and in accordance with the terms of the Offer, and to not withdraw, or cause to be withdrawn, all or any portion of such shares of Common Stock from the Offer, unless the Support Agreement is terminated. Under the Support Agreement, each Principal Shareholder, acting solely in its capacity as a Principal Shareholder and not as a director or officer of the Company or in any other capacity, severally and not jointly with any other Principal Shareholder, agreed to vote, as requested by GF Acquisition, all of such Principal Shareholder's shares of Common Stock against (A) any Acquisition Proposal (as defined in the Merger Agreement), (B) any action which would result in a change in a majority of the individuals who constitute the board of directors (as defined in the Merger Agreement) and (C) any amendment of the Company's Charter or by-laws or any other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. A copy of the Support Agreement is filed as Exhibit 11 and is incorporated herein by reference.

         Also pursuant to the Support Agreement, (i) each Principal Shareholder, no later than one business day prior to the expiration date of the Offer, as set forth in the Merger Agreement, shall take all actions necessary or desirable to exercise or convert all options to acquire shares of Common Stock which have an exercise price equal to or less than the Offer Price into shares of common stock and shall validly tender such shares of Common Stock and (ii) prior to the commencement of the Offer, each Principal Shareholder has agreed to execute a written acknowledgement to Parent, GF Acquisition and the Company confirming that as of the effective date of the Merger the payment of the Option Consideration, if any, for all of their stock rights with an exercise price equal to or less than Offer Price per share will satisfy in full the Company's obligation and, subject to the payment of the Option Consideration, if any, all stock rights by such Principal Shareholder (including those with an exercise price or conversion price in excess of the Option Consideration with respect to such stock rights) will, without any action on the part of the Company or the Principal Shareholder, be deemed terminated, canceled, void and of no further force.

         Also pursuant to the Support Agreement, the Principal Shareholders have agreed to vote all of their shares of Common Stock against (a) any "acquisition proposal" (as defined in the Merger Agreement), (b) any action which would result in a change in a majority of the individuals who constitute the Company's board of directors and (c) any amendment of the Company's Charter or by-laws or any other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger Agreement, the Merger or any of the other transactions.

         Also pursuant to the Support Agreement, each Principal Shareholder irrevocably granted to, and appointed, Isaac Dabah, Michael Zimmerman and any other individual who shall hereafter be designated by the Purchaser, their proxy and attorney-in-fact (with full power of substitution) to vote all of their shares of Common Stock, or grant a consent or approval in respect of their shares of Common Stock, at any meeting of shareholders of the Company or in any other circumstances upon which their vote, consent or other approval is sought in the manner described in the preceding paragraph. The Support Agreement will terminate upon a valid termination of the Merger Agreement.

         Also pursuant to the Support Agreement, each Principal Shareholder has grated to GF Acquisition an irrevocable option (the "Option") to purchase all of the shares of Common Stock held by each such Principal Shareholder at an exercise price of $9.60 per share, subject to adjustment. GF Acquisition's designee may exercise the Option, in whole or in part, at any time, or from time to time following the occurrence of the termination of the Merger Agreement (i) by Parent or GF Acquisition in accordance with Section 8.03(c) of the Merger Agreement or (ii) by the Company for any reason (other than in accordance with Section 8.04(a) or Section 8.04(b) of the Merger Agreement). In the event that GF Acquisition exercises the Option following a termination of the Merger Agreement by the Company (other than a termination in accordance with Section 8.04(c) of the Merger Agreement), then Acquisition Corp. shall use its reasonable best efforts to acquire the remaining shares of Company Common Stock not held by it or its affiliates at a price equal to $9.60 per share at the earliest practicable date following the closing of the Option purchase.

         Also on October 27, 2005, in connection and concurrent with the Merger Agreement and for the purpose of facilitating the transactions thereby, GF Acquisition, Parent and the Company also entered into a Stock Option Agreement (the "Stock Option Agreement"), dated as of October 27, 2005. Under such agreement, the Company has granted to GF Acquisition an irrevocable option (the "Purchaser Option") to purchase up to that number of shares of common stock ("Purchaser Option Shares") that, when added to the number of shares of Common Stock owned by GF Acquisition at the time of such exercise, would constitute one share more than 90% of the shares of Common Stock on a fully-diluted basis (after giving effect to the issuance of the Purchaser Option Shares) for a consideration per Purchaser Option Share equal to the price paid in the Offer. The Purchaser Option will not be exercisable unless immediately after such exercise the Purchaser would own more than 90% of the shares of Common Stock then outstanding. Such Option shall be exercisable only after the purchase of and payment for shares of Common Stock pursuant to the Offer by Parent or GF Acquisition as a result of which Parent, GF Acquisition and their affiliates own beneficially at least 80% of the outstanding shares of Common Stock. The option shall terminate upon the termination of the Merger Agreement, the effective time of the Merger, upon the date which is thirty-five days after GF Acquisition has paid for shares of Common Stock constituting at least 80% of the shares of Common Stock then outstanding, or upon such later date on which the closing of a purchase may be consummated. A copy of the Stock Option Agreement is filed as Exhibit 12 and is incorporated herein by reference.

         Parent currently intends to seek to cause the Company to terminate the listing of the shares of Common Stock on Nasdaq and the registration of the shares of Common Stock under the Exchange Act as soon as possible following completion of the Merger.

Item 5. Interest in Securities of the Issuer.

         (a) In reliance on information provided by the Company in the Merger Agreement, there were 33,136,497 shares of Common Stock outstanding as of October 27, 2005. Parent and GF Acquisition, pursuant to the Support
Agreement, have acquired the right (i) to vote the shares of Common Stock owned by the Principal Shareholders against certain transactions and actions of the Company as described in Item 4 and (ii) to acquire such shares of Common Stock under certain circumstances as described in Item 4 and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own and to share the power to vote or to direct to vote of 14,520,370 shares of Common Stock, or approximately 42.8% of the outstanding Common Stock of the Company. The Reporting Persons and the Schedule I Persons disclaim beneficial ownership of all such shares of Common Stock. Additionally, the Reporting Persons may also be deemed to own by virtue of their being part of a group with Prentice the shares of Common Stock held by Prentice. Isaac Dabah, the Executive Director of GMM Capital and a Trustee of GMM Trust, is a manager of Sterling Macro Fund, an investment fund which owns 26,039 shares of Common Stock, or ..08% of the outstanding Common Stock of the Company. The Reporting Persons and the persons set forth on Schedule I each expressly disclaim beneficial ownership of the shares of Common Stock which are owned by Sterling Macro
Fund. Upon information and belief, as of the close of business on October 5, 2005, Prentice and Michael Zimmerman may be deemed to beneficially own 2,080,100 shares of Common Stock constituting approximately 6.28% of the shares of Common Stock outstanding and the Reporting Persons may be deemed to beneficially own these shares of Common Stock. The Reporting Persons and the persons set forth on Schedule I expressly disclaim beneficial ownership of the shares of Common Stock which are owned by Prentice and Michael Zimmerman.

         (b) The Reporting Persons may be deemed to hold the power to vote or to direct to vote or to dispose or to direct the disposition of the shares of Common Stock described in Item 5(a) which are subject to the Support Agreement. Other than Isaac Dabah, the persons set forth on Schedule I do not have the power to vote or to direct to vote or the power to dispose or to direct the disposition of any shares of Common Stock. Mr. Dabah may be deemed to share the power to vote or to direct to vote or to dispose or to direct the disposition of the shares of Common Stock owned by Sterling Macro Fund through his position as a manager of Sterling Macro Fund.

         (c) Except as described herein, during the past sixty days, there were no purchases of shares of Common Stock, or securities convertible in to or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on
Schedule I. During such sixty day period, there were no sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I.

         (d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Principal Shareholders. As reported in Item 5(a) above, the Reporting Persons do not own any shares of Common Stock. No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Sterling Macro Fund other than the partners of Sterling Macro Fund.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described herein or in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. The summaries of the Merger Agreement, Support Agreement and Stock Option Agreement contained in
Item 4 are incorporated by reference and are qualified in their entirety by reference to such agreements.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached as Exhibit 13 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended by adding the following Exhibits to the end thereof:

         10. Acquisition Agreement and Plan of Merger, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Company.

         11. Support Agreement, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Principal Shareholders.

         12. Stock Option Agreement, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Company.

         13. Joint Filing Agreement, dated as of October 31, 2005, by and among the Reporting Persons.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                               GMM CAPITAL LLC


                               By: /s/ Isaac Dabah
                                  --------------------------------------------
                                   Name:  Isaac Dabah
                                   Title: Executive Director


                              GMM TRUST


                               By: /s/ Isaac Dabah
                                   ------------------------------------------
                                   Name:  Isaac Dabah
                                   Title: Trustee


                              GF GOODS INC.


                               By: /s/ Isaac Dabah
                                   ------------------------------------------
                                   Name:  Isaac Dabah
                                   Title: President and Chief Executive Officer


                              GF ACQUISITION INC.


                              By: /s/ Isaac Dabah
                                  -------------------------------------------
                                   Name:  Isaac Dabah
                                   Title: President and Chief Executive Officer



Dated: October 31, 2005

                                 EXHIBIT INDEX

         10. Acquisition Agreement and Plan of Merger, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Company.

         11. Support Agreement, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Principal Shareholders.

         12. Stock Option Agreement, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Company.

         13. Joint Filing Agreement, dated as of October 31, 2005, by and among the Reporting Persons.

                                                                     Schedule I

        OFFICERS AND DIRECTORS OF GMM CAPITAL AND TRUSTEES OF GMM TRUST

GMM Capital and GMM Trust

         The names, present principal occupations and business addresses of the officers and directors of GMM Capital and the trustees of GMM Trust are set forth below. Except as set forth below, such individual's business address is that of GMM Capital or GMM Trust, as applicable. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with GMM Capital or GMM Trust, as applicable.


---------------------------------------------------- -------------------------------------- ----------------------------------------
Name and Office                                      Principal Occupation                   Business Address
---------------------------------------------------- -------------------------------------- ----------------------------------------
Isaac Dabah, Executive Director of GMM Capital and   Private investor                       c/o IID LLC
Trustee of GMM Trust                                                                        689 Fifth Avenue, 14th Floor
                                                                                            New York, NY 10022
---------------------------------------------------- -------------------------------------- ----------------------------------------
Ivette Dabah, Trustee of GMM Trust*                  Private investor                       c/o IID LLC
                                                                                            689 Fifth Avenue, 14th Floor
                                                                                            New York, NY 10022

---------------------------------------------------- -------------------------------------- ----------------------------------------
Donald Hecht, Manager of GMM Capital and             Certified Public Accountant            c/o IID LLC
Administrative Trustee of GMM Trust                                                         689 Fifth Avenue, 14th Floor
                                                                                            New York, NY 10022
---------------------------------------------------- -------------------------------------- ----------------------------------------
Itzhak Weinstock, Chief Financial Officer of GMM     Chief Financial Officer of GMM         c/o IID LLC
Capital                                              Capital                                689 Fifth Avenue, 14th Floor
                                                                                            New York, NY 10022

---------------------------------------------------- -------------------------------------- ----------------------------------------

* Ivette Dabah is a citizen of Argentina.

GF Goods Inc.

         The names, present principal occupations and business addresses of the officers and directors of GF Goods Inc. are set forth below. Except as set forth below, such individual's business address is that of GF Goods Inc. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with GF Goods Inc.


---------------------------------------------------- -------------------------------------- ----------------------------------------
Name                                                 Principal Occupation                   Business Address
---------------------------------------------------- -------------------------------------- ----------------------------------------
Isaac Dabah, President and Chief Executive Officer   Private investor                       c/o IID LLC
                                                                                            689 Fifth Avenue, 14th Floor
                                                                                            New York, NY 10022
---------------------------------------------------- -------------------------------------- ----------------------------------------
Itzhak Weinstock, Vice President, Chief Financial    Chief Financial Officer of GMM         c/o IID LLC
Officer, Secretary and Treasurer                     Capital                                689 Fifth Avenue, 14th Floor
                                                                                            New York, NY 10022

---------------------------------------------------- -------------------------------------- ----------------------------------------



GF Acquisition Corp.

         The names, present principal occupations and business addresses of the officers and directors of GF Acquisition Corp. are set forth below. Except as set forth below, such individual's business address is that of GF Acquisition Corp. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with GF Acquisition Corp.


---------------------------------------------------- -------------------------------------- ----------------------------------------
Name                                                 Principal Occupation                   Business Address
---------------------------------------------------- -------------------------------------- ----------------------------------------
Isaac Dabah, President and Chief Executive Officer   Private investor                       c/o IID LLC
                                                                                            689 Fifth Avenue, 14th Floor
                                                                                            New York, NY 10022
---------------------------------------------------- -------------------------------------- ----------------------------------------
Itzhak Weinstock, Vice President, Chief Financial    Chief Financial Officer of GMM         c/o IID LLC
Officer, Secretary and Treasurer                     Capital                                689 Fifth Avenue, 14th Floor
                                                                                            New York, NY 10022

---------------------------------------------------- -------------------------------------- ----------------------------------------